EXHIBIT 6



[Bayer Letterhead]

Corporate Investor Relations

Higher payout ratio despite unsatisfactory earnings

Bayer to pay dividend of EUR 0.90 per share

Leverkusen - Bayer AG's Supervisory Board today agreed to the Board of Management's suggestion to propose to the Annual Stockholders' Meeting on April 26, 2002, a dividend for 2001 of EUR 0.90 per share (previous year: EUR 1.40).

With some 730 million shares, this would represent a payout of EUR 657 million.

"This decision reflects, on the one hand, the unsatisfactory earnings situation for Bayer in 2001, with very high one-time expenses, and at the same time takes account of our stockholders' interests by maintaining dividend continuity, since we expect earnings to improve this year," said Dr. Manfred Schneider, Chairman of the Bayer Board of Management, immediately after the Supervisory Board meeting.

"This is why we have decided, despite the decline in earnings, to significantly raise the payout ratio." The Group's annual financial statements will be presented and discussed at the Spring Financial News Conference on March 13.

Leverkusen, March 7, 2002

Further results of today's supervisory board meeting concerning important management appointments are expected shortly.

Forward-Looking Statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company

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assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.